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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

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                             SWISS ARMY BRANDS, INC.
                       (Name of Subject Company (Issuer))

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                             SABI ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                                  VICTORINOX AG
                       (Name of Filing Persons (Offerors))

                     Common Stock, par value $.10 per share

                         (Title of Class of Securities)
                                    870827102
                      (CUSIP Number of Class of Securities)

                              CHARLES ELSENER, SR.
         CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF VICTORINOX
                                  VICTORINOX AG
                            SCHMIEDGASSE 57, CH-6438
                            IBACH-SCHWYZ, SWITZERLAND
                                 41 41 81 81 211

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          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

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                                    Copy to:
                              CLAUDE A. BAUM, ESQ.
                        BROWN RUDNICK BERLACK ISRAELS LLP
                              120 WEST 45TH STREET
                               NEW YORK, NY 10036
                            TELEPHONE: (212) 704-0100

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                            CALCULATION OF FILING FEE

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TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
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      $32,095,854                                                 $2,952.82
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*    Estimated for purposes of calculating the filing fee. Calculated by multiplying $9.00, the per share tender offer price, by 3,566,206, the sum of (i) 2,666,706 currently outstanding shares of common stock of Swiss Army Brands, Inc. and (ii) outstanding options with an exercise price of less than $9.00 with respect to 899,500 shares of common stock. The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $2,952.82          Filing party:     Victorinox AG and SABI Acquisition Corp.
         Form or Registration No.:  Schedule TO        Date filed:       July 23, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO dated July 23, 2002 filed by Victorinox AG, a corporation organized under the laws of Switzerland ("Victorinox"), and SABI Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Victorinox, related to the third party offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.10 per share, of Swiss Army Brands, Inc., a Delaware corporation. Capitalized terms used but not otherwise defined herein shall the meanings given to them in such July 23, 2002 filing.

ITEM 12.      EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

          (a)(5)(D) Press Release issued by Victorinox on July 29, 2002 announcing its designee for the presidency of the Company.
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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2002


                                             SABI ACQUISITION CORP.


                                             By: /s/ Charles Elsener, Jr.
                                                 ------------------------
                                             Name:    Charles Elsener, Jr.
                                             Title:   President

                                             VICTORINOX AG


                                             By: /s/ Charles Elsener, Jr.
                                                 ------------------------
                                             Name:    Charles Elsener, Jr.
                                             Title:   President
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                                  EXHIBIT INDEX

         The following item is hereby added to the Exhibit Index:

         Exhibit No.       Exhibit Name
         -----------       ------------
         (a)(5)(D)         Press Release issued by Victorinox on July 29, 2002
                           announcing its designee for the presidency of the
                           Company.